Asia Payment Systems, Inc.
800 5th Avenue Ste. 410
Seattle, WA 98104
14 August 2006
Mr. Daniel Gordon
Accounting Branch Chief
Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549
     RE: Asia Payment Systems, Inc. – File No: 0-30013
Dear Mr. Gordon:
Pursuant to your letter addressing to our former CFO, Ms. Edith Ho dated 13 July 2006, please find the following responses for your reference:
1.	We will revise our statements of operations in accordance with one of your three suggested presentation options to appropriately present stock-based compensation in our future filings.

2.	Prior to December 31, 2004, Asia Payment Systems, Inc. had only two foreign subsidiaries, both were Hong Kong companies and we used an exchange rate of 7.75 (US$/HK$) for the currency translation. Since the beginning of year 2005, we have begun to use an exchange rate of 7.8 (US$/HK$) for the two Hong Kong subsidiaries. As a result, all the effect of exchange rate changes had on the cash flow occurred in fiscal year 2005. According to paragraph 146 of SFAS 95, please refer to Attachment 1 for the computation of the effect of exchange rate changes on cash flows of fiscal year 2005 in the amount of $1,046. Although we incorporated other foreign subsidiaries in year 2005, they did not contribute any of the effect of exchange rates changes on cash flows.
Furthermore, we acknowledge that we are responsible for the adequacy and accuracy of the disclose in our filings; that the SEC staff comments or changes to disclosure in response to the comments do not foreclose the SEC from taking any action with respect to our filings; and that we may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Regards,

/S/ BERNARD CHAN

Bernard Chan
Chief Financial Officer

Asia Payment Systems Inc.	Attachment 1
COMPUTATION OF EFFECT OF EXCHANGE RATE CHANGES ON CASH (in US$)

	Asia Payment Systems (HK) Ltd.			Asia Payment Systems Pte. Ltd.			Asia Payment Systems (China) Co. Ltd.
Effect on beginning cash balance:
Beginning cash balance in local currency	29,854			—			—
Net change in exchange rate during the year	(0.001)

Effect on beginning cash balance			(30)			—			—

Effect on operating activities during the year:
Cash used by operating activities in local currency	(1,525,317)			(8,451)			—
Year end exchange rate	0.128			0.602

Opearting cash flows based on year-end exchange rate		(195,239)			(5,091)
Opearting cash flows reported in the statement of cash flows		(195,751)			(5,091)

Effect from operating activities during the year			512			—			—

Effect from investing activities during the year:
Cash used in investing activities in local currency	(40,996)			—			—
Year end exchange rate	0.128

Investing cash flows based on year-end exchange rate		(5,247)
Investing cash flows reported in the statement of cash flows		(5,256)

Effect from investing activities during the year			9			—			—

Effect from financing activities during the year:
Cash provided by financing activities in local currency	1,575,120			14,390			806,000
Year end exchange rate	0.128			0.602			0.124

Financing cash flows based on year-end exchange rate		201,620			8,669			100,000
Financing cash flows reported in the statement of cash flows		201,065			8,669			100,000

Effect from financing activities during the year			555			—			—

Effect of exchange rate changes on cash			1,046			—			—

*	US$1=HK$7.8 or US$0.128=HK$1 US$1=S$1.66 or US$0.602=S$1 US$1=CNY 8.06 or US$0.124=CNY 1